Exhibit 97

PEABODY POLICY Clawback August 2023
Executive Owner: Chief Administrative Officer & Corporate Secretary

This Clawback Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of Peabody Energy Corporation, a Delaware corporation (the “Company”), effective as of August 3, 2023 (the “Effective Date”) in order to help ensure that incentive compensation is paid or awarded based on accurate financial results. This Policy is intended to comply with and be interpreted in accordance with the requirements of Section 303A.14 (“Section 303A.14”) of the New York Stock Exchange (“NYSE”) Listed Company Manual. The provisions of Section 303A.14 shall prevail in the event of any conflict between the text of this Policy and such section.

In the event of a restatement of the financial results of the Company due to material non-compliance with any financial reporting requirements, as described below, the Company shall seek recovery of incentive compensation that would not otherwise have been paid or awarded to certain executives if the correct financial results had been used to determine the amount payable.

1.Recovery of Excessive Incentive-Based Compensation. If the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement, including any required accounting restatement to correct an error in previously issued financial statements that (a) is material to the previously issued financial statements, or (b) is not material to previously issued financial statements, but would result in a material misstatement if the error were left uncorrected in the current period or the error correction were recognized in the current period, the Compensation Committee of the Board (or any successor thereto, the “Committee”) will review the Incentive-Based Compensation received by the Covered Employees during the Look-Back Period (as defined below).

Except as set forth in paragraph 2 below, the Committee shall seek to recover or cancel the amount of Excessive Incentive-Based Compensation received by a Covered Employee during the Look-Back Period. Any Excessive Incentive-Based Compensation must be collected from any Covered Employee on a pre-tax basis.

2.Exceptions to Applicability. The Committee shall seek to recover the Excessive Incentive-Based Compensation unless the Committee makes a determination that recovery would be impracticable, and at least one of the following applies: (a) the direct expense paid to a third party to assist in enforcing recovery would exceed the Excessive Incentive-Based Compensation, and a reasonable attempt to recover the Excessive Incentive-Based Compensation has already been made and documented, (b) recovery of the Excessive Incentive-Based Compensation would violate home country law (provided such law was adopted prior to November 28, 2022 and that an opinion of counsel in such country is obtained stating that recoupment would result in such violation), or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. Notwithstanding the foregoing, the Committee must make a reasonable attempt to recover the Excessive Incentive-Based Compensation and provide proof of such before concluding impracticability.

3.Definitions. For purposes of this Policy, the following terms have the meanings indicated, in addition to the other terms defined herein:

a)“Covered Employee” means an “officer” as defined in Rule 16a-1(f) under the Exchange Act, and any person who met such criteria who may be a former officer but served during the applicable performance period with respect to Incentive-Based Compensation subject to recovery. For the sake of clarity, “Covered Employee” includes at a minimum executive officers identified by the Board pursuant to 17 CFR 229.401(b).

b)“Excessive Incentive-Based Compensation” means the amount of Incentive-Based Compensation Received by a Covered Employee during the Look-Back Period in excess of the amount of Incentive-Based Compensation that otherwise would have been Received by the Covered Employee had such Incentive-Based Compensation been determined based on the restated amounts in the accounting restatement. For any Incentive-Based Compensation based on a measurement that is not subject to mathematical recalculation (including stock price or total shareholder return), the Excessive Incentive-Based Compensation will be based on the Board’s reasonable estimate (considering any recommendation of the Committee which shall be set forth in writing) of the effect of the accounting restatement on the metric upon which the Incentive-Based Compensation was earned.

c)“Financial Performance Measure” means any reporting measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also considered to be Financial Performance Measures for purposes of this Policy. A Financial Performance Measure need not be presented within the financial statements or included in a filing with the Commission.

d)“Incentive-Based Compensation” means any compensation that is paid, granted, earned, or vested based wholly or in part on a Financial Performance Measure, where the award or size of the award was contingent on the attainment of such Financial Performance Measure, but does not include compensation that is earned or vested based solely on the continued provision of services for a period of time.

e)“Look-Back Period” means the three completed fiscal years immediately preceding the date of the accounting restatement and any transition period as set forth in Section 303A.14. For purposes of this Policy, the date of an accounting restatement will be deemed to be the earlier of (i) the date the Board, a committee of the Board, or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement, and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

f)“Received” means, with respect to any Incentive-Based Compensation, the fiscal period that the Financial Performance Measure specified in the applicable Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
1.General Process. In the event the Committee determines that there is Excessive Incentive-Based Compensation and except as set forth in paragraph 2 above, the Committee will direct the Company to take prompt and reasonable action in accordance with this Policy to seek recovery of all Excessive Incentive-Based Compensation. Without limiting the foregoing, to the extent permitted by applicable law, any clawback under this Policy may be effectuated through the reduction, forfeiture or cancellation of awards, the return of paid cash or vested or released shares, or the proceeds from the sale of such vested or released shares, adjustments to future incentive compensation opportunities, or in such other manner as the Board in its discretion should determine to be appropriate.

The Company shall not indemnify any Covered Employee or other individual against the loss of any incorrectly awarded or otherwise recouped Excessive Incentive-Based

Compensation. The Committee shall not forgo, settle or release amounts subject to recovery and shall not indemnify or insure Covered Employees against the loss of Excessive Incentive-Based Compensation.

2.Disclosure Required. The Company shall comply with applicable compensation recovery policy disclosure rules of the Securities and Exchange Commission.

3.Interpretation of this Policy; Determinations by the Board. The Board may at any time in its sole discretion supplement or amend any provision of this Policy in any respect, or adopt a new policy relating to recovery of Incentive-Based Compensation with such terms as the Board determines in its sole discretion to be appropriate. The Board has the exclusive power and authority to administer this Policy, including, without limitation, the right and power to interpret the provisions of this Policy and to make all determinations deemed necessary or advisable for the administration of this Policy. All such reasonable actions, interpretations and determinations taken or made by the Board will be final, conclusive and binding.